CLECO HOLDINGS	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
	SUCCESSOR	PREDECESSOR
(THOUSANDS, EXCEPT RATIOS)	APR. 13, 2016 - SEPT. 30, 2016	JAN. 1, 2016 - APR. 12, 2016	FOR THE TWELVE MONTHS ENDED DEC. 31, 2015		FOR THE TWELVE MONTHS ENDED DEC. 31, 2014		FOR THE TWELVE MONTHS ENDED DEC. 31, 2013		FOR THE TWELVE MONTHS ENDED DEC. 31, 2012
Net (loss) income	$(42,294)	$(3,960)	$133,669		$154,739		$160,685		$163,648
Income tax (benefit) expense	(28,502)	3,468	77,704		67,116		79,575		65,327
Undistributed equity loss from investees	—	—	7		—		—		—
Amortization of capitalized interest	—	—	—		77		308		308
Total fixed charges (from below)	59,252	22,547	79,795		76,163		86,680		88,556
Total (losses) earnings	$(11,544)	$22,055	$291,175		$298,095		$327,248		$317,839
Fixed charges
Interest	$56,596	$21,491	$75,535		$71,959		$81,173		$83,293
Amortization of debt expense, premium, net	2,330	839	3,342		3,227		4,397		3,156
Portion of rentals representative of an interest factor**	236	146	572		489		488		489
Interest of capitalized lease	90	71	346		488		622		1,618
Total fixed charges	$59,252	$22,547	$79,795		$76,163		$86,680		$88,556
Ratio of earnings to fixed charges	*	*	3.65	x	3.91	x	3.78	x	3.59	x
*Earnings were inadequate to cover fixed charges.
**Interest portion of rental expense is estimated to equal 11% of such expense, which is considered a reasonable approximation of the interest factor.